contact:  Thomas J. Leiferman, President and CEO


Phone: (320) 632-5461
For immediate release April 13, 1998


                   Mississippi View Holding Company Announces
                    Share Repurchase Of Up To 222,000 Shares


         Little Falls, Minnesota, April 13, 1998 -- Mississippi View Holding Company (formally traded on Nasdaq SmallCap Market under the symbol "MIVI"), the holding company of Community Federal Savings and Loan Association of Little Falls (the "Association") commenced a "Modified Dutch Auction" self-tender offer on April 13, 1998 for up to 222,000 common shares, or approximately 30 percent, of its 736,864 common shares currently outstanding.

         The offer will allow common shareholders to specify prices at which they are willing to tender their shares at a price not greater than $21.50 and not less than $19.50 per share. After receiving tenders, the Company will select a single per share price which will allow it to buy up to 222,000 shares. All shares purchased will be purchased at the company-selected price for cash, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the company-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration. Other shares will be purchased pro rata. The offer is conditioned upon, among other things, the Company obtaining the funds necessary to consummate the offer and to pay all related fees and expenses. The offer is not conditioned on a minimum number of shares being tendered.

         In connection with the offer, the Company has established the Mississippi View Holding Company Stock Employee Compensation Trust (the "Trust") and has agreed to sell approximately $1.2 million of common shares (based on the company-selected price in the offer) to the Trust. The Trust will use such shares to fund contributions to Company employee benefit plans the benefits of which are paid in stock of the Company. Assuming the purchase of 222,000 shares pursuant to the offer and the sale of shares to the Trust, executive officers, directors, Company compensation plans and the Trust will own approximately 49.5% of the Company's outstanding shares after completion of the offer.

         The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. on Monday, May 11, 1998, unless extended. On March 31, 1998, the last full trading day in the over-the-counter market on which a sale was reported prior to the commencement of the offer, the closing per share sales price of the Company's common stock was $18.50.

         MacKenzie Partners, Inc., New York, New York will act as the information agent for the offer.

         Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing April 13, 1998.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Mississippi View Holding Company common stock. The offer is made solely by the Offer to Purchase, dated April 13, 1998, and the related Letter of Transmittal.


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